Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                   The Scudder Spain and Portugal Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                   	 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81119810
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 28, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  81119810                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                        787,853
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER
 REPORTING   |  9 |                                                   787,853
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                787,853
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                            12.1 %
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  81119810                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                       632,550
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      632,550
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  632,550
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                             9.7 %
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 1, amends and supplements information is Item 4 and Item 7 and adds Exhibit C.

ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons continue to be in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in increase in the market value of the issuer's shares.

On July 28, 1998, Ronald G. Olin, a control person associated with the reporting persons and also an individual shareholder of the issuer, sent the Vice President and Assistant Secretary of the Scudder Spain and Portugal Fund Inc. (the issuer) a letter requesting clarification of the issuer's press release promising to deliver Net Asset Value (NAV) to its shareholders through the utilization of and in-kind redemption offer. Such a redemption offer is not an adequate means of allowing small to moderate size shareholders to realize NAV unless it is accompanied by some convenient and inexpensive way for such shareholders to convert the 40 to 50 small foreign security positions which would result into cash or open-end fund shares of some kind. The letter asked for clarification on this point and suggested means by which an in-kind redemption offer could be supplemented to effectively deliver NAV to all shareholders who preferred full asset value for their shares.

The reporting persons intend to support those Director candidates at the next shareholder meeting most committed to effectively delivering NAV to shareholders, whether such candidates are presented by the current Fund Board or by outside parties. Further, the reporting persons' vote on any management termination proposal presented at the next shareholder meeting will reflect their judgment on the adequacy of the "complete" plan put forth and clarified by Scudder/Kemper. A copy of the letter sent by Mr. Olin is attached as an exhibit to this filing.

This Schedule D filing, in lieu of the reporting persons' normal filing of Schedule G, is occasioned solely by the reporting persons' intentions with regard to the extraordinary actions contemplated by the issuer as presented in its press release. The securities of the issuer acquired and held by the reporting persons were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The text of the letter from Ronald G. Olin to the Issuer, which occasions this Schedule 13D filing by the Reporting Persons, is incorporated as Exhibit C.








                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July  28, 1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary











			EXHIBIT C

                         DEEP DISCOUNT ADVISORS INC.
             Enhanced Performance through Closed-End Fund Investments
              One West Pack Square, Suite 777, Asheville, NC  28801
             828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Bruce H. Goldfarb, Vice President and Assistant Secretary Ph: 212-336-4654  Fax:
212-223-3127
The Board of Directors, The Scudder Spain and Portugal Fund, Inc.
Scudder Kemper Investments, Inc.
345 Park Avenue
New York, New York  10154

 (via both Fax and Federal Express)				July 28, 1998

To the Board of Directors of The Scudder Spain and Portugal Fund:

My clients and I currently own about 22% of the Scudder Spain and Portugal Fund. We are pleased that Scudder/Kemper Investments has abandoned a merger plan which might have placed a limitation on the ability of desiring Scudder Spain and Portugal Fund shareholders to receive Net Asset Value (NAV) for all their shares. As we understand the press release put out by the Fund, the Fund will endeavor to make an in-kind redemption offer, without limitation, to those shareholders desiring NAV for their shares. Please clarify for us if there is any misunderstanding on our part as to the Fund's intent in that regard.

As a practical matter, such a redemption offer, by itself, may be an effective way to deliver NAV to sophisticated, large shareholders who have the expertise to receive and sell the resulting Spanish and Portuguese securities at their convenience. However, the great majority of the Fund's shareholders would find such a redemption, in the absence of any further accommodation, a very impractical way to receive NAV for their shares. There were 46 different securities listed in the Fund's report as of March 31, 1998 and some of the positions were relatively small. The costs of currency conversion and the execution of numerous, small, odd lot sales in a foreign market would be so expensive as to make realization of anywhere near NAV impossible for such shareholders.

Therefore, a good faith effort to provide NAV to shareholders through the contemplated in-kind redemption also requires a practical means for conversion of the receipts of such a redemption by small shareholders into a form readily convertible into cash. One such approach would be to set up an open-end fund to receive the redemption proceeds as contemplated in the original merger/redemption plan. If that is no longer considered practical because of the resulting fund size, a liquidating trust could be arranged by Scudder/Kemper to receive and liquidate the associated securities in a timely and cost effective manner. Scudder/Kemper is also the manager of a wide range of existing open-end and money market funds which might be made available to loyal shareholders wishing to reinvest the proceeds of the liquidating trust.

We are hopeful that it is the intent of Scudder/Kemper to follow through with both the letter and spirit of its promise to deliver NAV to all those Scudder Spain and Portugal Fund shareholders desiring it. Therefore, we are looking forward to a clarification from Scudder/Kemper concerning its intended in-kind redemption plan. The entire plan needs to provide a convenient means for all shareholders (including those holding small to moderate size positions) to effectively realize NAV from their redemption.

As previously stated, we will support any complete and practical plan to deliver NAV, without limitation, to those shareholders desiring it. We will also support those Director candidates, whether nominated by the current Board or others, who are most committed to delivering on the Scudder/Kemper promise made last November. In addition, our vote on any management termination proposal presented to shareholders will likely reflect our judgment on the adequacy of the plan put forth by Scudder/Kemper.

We thank you in advance for your response to these questions raised by your press release and the corresponding clarification of your in-kind redemption plan.

Very truly yours,



Ronald G. Olin
President, Deep Discount Advisors Inc.